6-K 1 i80form6k.htm FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: March, 2023
Commission file number: 001-41382
i-80 Gold Corp.
(Translation of registrant's name into English)
5190 Neil Road, Suite 460, Reno, NV 89502
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover: ☐ Form 20-F ☒ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit	Description
99.1	The Company's audited consolidated financial statements, together with the notes thereto and the auditors' reports (PCAOB ID Number 248) thereon.
99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2022
99.3	Press Release dated March 14, 2022 - i-80 Gold Reports Q4 and Full Year 2022 Operating Results
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2023	/s/ Ryan Snow
Ryan Snow
Chief Financial Officer